

June 29, 2012

Via E-mail
Dishan Guo
Chief Executive Officer
China Internet Café Holdings Group, Inc.
c/o Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor,
New York, NY 10006

> **Re: China Internet Café Holdings Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 15, 2012**
> **File No. 333-173407**
> **Amendment No. 2 Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed June 11, 2012**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed June 15, 2012**
> **Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed June 15, 2012**
> **Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed June 11, 2012**
> **File No. 000-52832**

Dear Mr. Guo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1 filed June 15, 2012

Selling Shareholders, page 26

1.   We note your response to comment 1 of our letter dated March 1, 2012 stating that the securities held by registered broker-dealers and affiliates of broker-dealers are not being registered for resale. However, your selling shareholder disclosure on pages 26 and 27 of your registration statement indicates that the registered broker-dealers and affiliates of broker-dealers are offering their securities for resale. Please reconcile the discrepancy between your response and your disclosure.

Management's Discussion and Analysis…, page 46

Overview, page 46

2.   We note your response to comment 4 in our letter dated March 1, 2012, and your revised disclosure. As previously requested, please revise the following sentence on page 46 to clarify that the statement does represent the company's belief: "Their [Chinese Internet Cafe Online's] research represents the belief of a third party and not that of the Company."

3.   We note your revised disclosures on page 47. Please ensure that you disclose the basis of all assertions you make in your filings including but not limited to the following:

-   "As the Shenzhen government increases the minimum wage, migrant workers...will have more disposable income." Page 47

-   "The home computer and game console penetration rate is relatively low in the PRC as compared to that of America and Europe." Page 47

        Please see comment 29 of our letter dated May 6, 2011.

Comparison of Fiscal Quarters Ended March 31, 2012 and 2011, page 54

Operating Expenses, page 55

4.   We note your disclosure that your administrative expenses increased mainly due to stock option expense of $0.11 million related to stock options granted to Potomac Investment LLC in consideration of their services rendered in 2011. Please explain to us why you recognized this expense during 2012 if the services were rendered during 2011.

Dishan Guo
China Internet Café Holdings Group, Inc.
June 29, 2012
Page 3

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 15. Income Tax, page F-18

5.   We note your response to comment 5 from our letter dated March 1, 2012 and your
        revised income tax disclosures and have the following comments:

        •   Your valuation allowance as of December 31, 2011 appears to be in a debit balance
            position that offsets your deferred tax liability. Please note that valuation allowances
            are used to offset deferred tax assets not expected to be realized. If applicable, please
            revise your financial statements to correct any errors.

        •   Your income tax reconciliations on pages F-19 and F-44 include "Tax effect of net
            taxable timing differences" line items. Please note that temporary differences give
            rise to deferred tax assets and liabilities, not reconciling items between tax computed
            at the statutory tax rate and the income tax provision. Please revise your disclosures
            accordingly. Also tell us the nature of the "Effect of cumulative tax (gains)/losses"
            line item included in these tables.

        •   Your deferred tax asset and liability tables on pages F-18 and F-44 reflect a "NOL of
            US shell company" deferred tax asset as of December 31, 2010 and March 31, 2012,
            but no such asset as of December 31, 2011. Please explain why there is no balance as
            of December 31, 2011. We also note that your page F-18 table reflects a deferred tax
            asset for accrued expenses as of December 31, 2011, but no such asset as of
            December 31, 2010. Please explain why no such balance exists as of December 31,
            2010.

        •   Please disclose the significant components of income tax expense attributable to
            continuing operations for each period presented as required by ASC 740-10-50-9.

        •   Where applicable, please apply this comment to all fiscal 2011 and 2012 Forms 10-Q.

Note 19. Sale of Common Stock, Series A Preferred Stock and Warrants, page F-21

6.   We note your responses to comments 8 and 9 from our letter dated March 1, 2012 and
        have the following additional comments.

        •   We note your statement that in light of the Staff's guidance, you have re-considered
            your use of an enterprise value approach in determining the fair value of your
            common stock and that you have revised your accounting to use the quoted market
            price at each relevant date to determine the fair value of your common stock. Since
            you indicated in previous responses that there was minimal trading activity in your

common stock and that there is not currently, and historically there has never been, an active trading market for your common stock, it is unclear to us how your unadjusted quoted stock price represents the exact fair value of your common stock. As we previously indicated, transactions in inactive markets, although likely <u>not</u> determinative, should be <u>considered</u> in management's estimate of fair value if those transactions are orderly. Accordingly, please explain to us in sufficient detail how you determined that unadjusted quoted prices are the most appropriate representation of fair value for your common stock. Please further note, as indicated in ASC 820-10-30-3, that a transaction price might not represent the fair value of an asset at initial recognition if a transaction is between related parties. In your response, please explain to us where you obtain your stock quotes, whether they represent actual trades or bid and ask prices, and the extent to which your volumes stem from related party transactions.

- We note that you used a $1.00 fair value to measure certain common stock transactions and in the initial valuation of your derivative warrants and embedded conversion option. In addition to addressing the valuation items discussed in the preceding bullet, please tell us the date(s) of this price quote and a source where we can verify this price.

- Based on our review of your Forms 10-Q/A for your fiscal 2011 quarterly periods, we note substantial and unusual changes in the fair value of your derivative instruments, including an approximate $2.2 million loss from the February 22, 2011 issuance date though March 31, 2011 and an approximate $3.2 million gain for the quarter ended June 30, 2011. Please clarify why there were such significant fluctuations in the fair values of your derivative instruments and how it is possible that your derivative liabilities could be valued at approximately $4.7 million as of March 31, 2011 and less than $300,000 as of December 31, 2011.

<u>Recent Sales of Unregistered Securities, page 69</u>

7.   We note your response to comment 11 in our letter dated March 1, 2012. Please clarify for us how many non-accredited investors participated in the private placement on February 22, 2011.

<u>Amendment No. 2 to Form 10-K for the year ended December 31, 2010 filed June 11, 2012</u>

<u>Controls and Procedures, page 43</u>

<u>Management's Report on Internal Control over Financial Reporting, page 43</u>

8.   We note your response to comment 13 from our letter dated March 1, 2012 and the revisions made in your Form 10-K/A filed June 11, 2012. Although your revised disclosures indicate that your internal controls over financial reporting were not effective

at December 31, 2010, you indicate that your internal controls over financial reporting were not effective at December 31, 2010 to achieve the objectives of disclosure controls and procedures as opposed to the objectives of internal controls over financial reporting. Please revise your filing to affirmatively indicate that your internal controls over financial reporting were not effective.

Limitations on Controls, page 45

9.   We note your disclosure that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective at the reasonable assurance level. This statement appears to contradict your earlier disclosure on page 43 that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective as of December 31, 2010 as a result of the material weaknesses identified in your internal control over financial reporting. Please revise your filing as necessary. Also apply this comment to your Form 10-K for the fiscal year ended December 31, 2011.

Amendments to Forms 10-Q filed June 11, 2012 and June 15, 2012

10.   We note that the explanatory paragraph of your fiscal 2011 Forms 10-Q/A indicate that your restatements were deemed necessary "In light of the guidance from the Securities and Exchange Commission." Since the comments related to your restatements remain unresolved and you ultimately are responsible for the financial statements and contents of your filings, please remove such language from your filings in the event future amendments are necessary.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, (202) 551-3876 or Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara Ransom
Assistant Director

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP